UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT
Herman Miller, Inc.
(Exact Name of Registrant as Specified in Charter)

Michigan	001-15141	38-0837640
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

855 East Main Street, P.O. Box 302, Zeeland, MI	49464-0302
(Address of Principal Executive Offices)	(Zip Code)

Hezron Timothy Lopez Senior Vice President of Legal Services	616-654-3082
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ x ] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Conflict Minerals Disclosure

This conflict minerals disclosure included in this specialized disclosure report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can determine that its conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the “Reasonable Country of Origin Inquiry” that the registrant completed to make that determination.

Consistent with the provisions of the Rule, neither this specialized disclosure report nor our Reasonable Country of Origin Inquiry has been audited by a third party.

1. Company Overview

This report has been prepared by management of Herman Miller, Inc. (“Herman Miller,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

The company researches, designs, manufactures, and distributes interior furnishings, including modular furniture systems, seating, freestanding furniture, storage, casegood and textile products, for use in various environments including office, healthcare, educational, and residential settings, and provides related services that support organizations and individuals all over the world. We conducted an analysis of our products and found that 3TG may be found in a significant number of our products though, in light of the product component or components that may contain 3TG, the amount and value of 3TG that may be in any given product is generally de minimis compared to size and value of the product as a whole.

Supply Chain

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for multiple years, and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts, or our contracts renew, we intend to add a clause to require suppliers to (1) not sell us any products that contain 3TG from any covered country, (2) undertake diligence and investigation necessary to ensure compliance with clause (1), and (3) provide us with certificates and other evidence of compliance.

It is not practicable or sensible to conduct a survey of all our suppliers. We determined that a reasonable approach would be to conduct a survey of all suppliers who source products that reasonably could be expected to contain 3TG. We surveyed over 60% of our direct suppliers of raw materials and components.

We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule. It is also materially consistent with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

Through our Reasonable Country of Origin Procedures, which we describe below, we determined that we had no reason to believe that any of the 3TG necessary for the functionality or production of our products may have originated in any Covered Country during 2013, all within the meaning of the Rule.

Conflict Minerals Policy

We adopted the following conflict minerals policy:

On August 22, 2012, the United States Securities and Exchange Commission (SEC) announced its adoption of final rules relating to “conflict minerals” under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Conflicts Minerals Rules”).

The purpose of the Conflict Minerals Rules is to discourage the use of minerals that might be financing the violent conflict within Central Africa.

“Conflict minerals” are gold, Columbite-tantalite (coltan), cassiterite, wolfamite, or their derivatives, which are currently limited to tantalum, tin, and tungsten, regardless of their source. Conflict minerals that can lead to adverse consequences under the Conflict Minerals Rules are those that originate in (or are mined from) the Democratic Republic of the Congo (DRC) and/or adjoining countries (Angola, Burundi, Central Africa Republic, Republic of Congo, Rwanda, Sudan, Tanzania, Uganda, and Zambia) (“DRC Conflict Minerals”).

Herman Miller is committed to operating in a socially responsible manner. It is our policy to refrain from purchasing DRC Conflict Minerals that may finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country – directly or indirectly from any sources. It is our requirement that suppliers not supply Herman Miller (or our affiliates, including, but not limited to, Nemschoff, Geiger, POSH, Maharam, and Colebrook, Bosson & Saunders) with any products that the supplier cannot certify as “DRC conflict free” within the meaning of the Conflict Minerals Rules.

Herman Miller requires that its supplier establish their own due diligence programs to ensure a supply chain that results in products that are “DRC conflict free”. Suppliers must provide assurance to Herman Miller that all products supplied to Herman Miller or our affiliates are “DRC conflict free” in accordance with the Conflict Minerals Rules.

Our policy is publicly available on our website at www.hermanmiller.com/about-us/who-is-herman-miller/policies-and-legal-stuff/conflict-minerals.html.

2. Reasonable Country of Origin Inquiry Process

Design of Reasonable Country of Origin Inquiry

Our Reasonable Country of Origin Inquiry was designed to provide a reasonable basis for us to determine whether we source 3TG from the Covered Countries. Because our Reasonable Country of Origin Inquiry allowed us to determine that we had no reason to believe that any of the 3TG necessary for the functionality or production of our products may have originated in any Covered Country during 2013, all within the meaning of the Rule (as discussed below in section 3 of this disclosure), we were not required to undertake due diligence procedures or comply with the OECD Guidance. However, where we deemed it appropriate, we considered and/or implemented the OECD Guidance, even though if it was not necessary for our Reasonable Country of Origin Inquiry.

Management Systems

Conflict Minerals Policy

As described above, we have adopted a conflict minerals policy, which is posted on our website at www.hermanmiller.com/about-us/who-is-herman-miller/policies-and-legal-stuff/conflict-minerals.html.

Internal Team

The Company has established a management team relating to conflict minerals. Our management team is overseen by the Senior Vice President of Legal Services and a team of subject matter experts from relevant functions such as supply chain, engineering and legal. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our supply chain manager, who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other manufacturers in the institutional furniture industry and other sectors. Without limitation, we participate in Business & Institutional Furniture Manufacturers

Association (BIFMA) industry-wide initiatives to disclose upstream actors in the supply chain. Our controls include our Code of Conduct, which outlines expected behaviors for all Herman Miller employees, and our Supplier Code of Conduct.

Grievance Mechanism

We have longstanding grievance mechanisms whereby employees and suppliers can report violations of the Company’s policies, including our conflict minerals policy.

Records Maintenance

We have retained all relevant documentation from our Reasonable Country of Origin Inquiry.

Identify and Assess Risk in the Supply Chain

Because of the depth, breadth, and constant evolution of our supply chain, it is difficult for us to identify actors upstream from our direct suppliers. Accordingly we participate in industry-wide initiatives as described above.

We have identified approximately 300 direct suppliers who supply to us materials or components that may contain 3TG. We rely on these suppliers to provide us with information about the source of 3TG contained in those materials or components. Our direct suppliers similarly rely upon information provided by their suppliers. Many of the largest suppliers are either SEC registrants and subject to the Rule, or are suppliers to other SEC registrants that are subject to the Rule.

Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Herman Miller has an approved risk management plan, through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As described above, we participate in BIFMA industry-wide initiatives to disclose upstream actors in the supply chain.

As part of our risk management plan, to ensure suppliers understand our expectations we have contacted each supplier by phone, email or other writing. For training, we utilized the Manufacturer's Alliance for Productivity Conflict Minerals Training PowerPoint Slide Deck and made our employees available to answer questions. We provided each supplier a copy of our conflict minerals policy and provided our contact information if suppliers had questions. We answered all questions presented to us by suppliers requiring further clarification. We then provided each supplier a copy of the EICC GeSi template to complete for purposes of conflict minerals tracking. Furthermore, we reviewed responses to the EICC GeSi template with specific suppliers where we needed clarification.

Based on our Reasonable Country of Origin Inquiry, we have no reason to believe any of our suppliers have supplied us with 3TG from sources that may support conflict in the DRC or any adjoining country. If we had, we would intend to engage the supplier(s) at issue to establish alternative sources of 3TG that does not support such conflict. To best ensure that we do not purchase 3TG from sources that may support conflict in the Covered Countries, we intend to implement a policy under which we would not purchase 3TG originating in the Covered Countries.

3. Reasonable Country of Origin Inquiry Results

Supplier Surveys

We conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. Many companies are using the Template in their compliance processes related to conflict minerals.

Survey Responses

We received responses from 73% of the suppliers surveyed. We made at least two follow-up inquiries to each suppler who did not respond to our initial survey, by phone or email. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We worked directly with those suppliers to provide revised responses.

Conclusions

After reviewing all of the responses, we determined that we had no reason to believe that any of the 3TG necessary for the functionality or production of our products may have originated in any Covered Country during 2013, all within the meaning of the Rule. We conducted our Reasonable Country of Origin Inquiry in good faith, and we believe that such inquiry was reasonable to allow us to make our determination.

4. Steps to be Taken to Mitigate Risk

We intend to take the following steps to improve our conflict minerals program to further mitigate any risk that the necessary 3TG in our products could benefit armed groups in the DRC or adjoining countries:

a.	Include a conflict minerals clause in new or renewed supplier contracts.

b.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c.
Engage any of our suppliers found to be supplying us with 3TG from sources in the DRC or any adjoining country that they cannot demonstrate are “DRC conflict free” to establish an alternative source of 3TG outside of those countries.

d.	Work with the BIFMA and other groups to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HERMAN MILLER, INC.

May 27, 2014	/s/ Hezron Timothy Lopez
Hezron Timothy Lopez
Senior Vice President of Legal Services